January 16, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Rucha Pandit / Ms. Taylor Beech

Re:	M2i Global, Inc.
Amendment No. 2 to Offering Statement on Form 1-A Filed January 10, 2025
File No. 024-12517

Dear Ms. Pandit and Ms. Beech:

On behalf of M2i Global, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of January 14, 2025 with respect to the Company’s Amendment No. 2 to its Offering Statement on Form 1-A (the “Form 1-A/A”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 3 to the Form 1-A (the “1-A/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 2 to Offering Statement on Form 1-A

General

1. We note your response and revised disclosure in response to prior comment 2 and reissue it in part. Please include the values of the Bonus Shares and the per share transaction fee in the maximum aggregate offering price attributable to securities being offered on behalf of the issuer in Part I, Item 4 of Form 1-A. In this regard, it appears you have not included the transaction fee and continue to state a price per security of $1.20 rather than $2.20, the top of the range. This value should match the $56,099,998.50 value you have included in the table on the cover of your offering circular. Please further revise the table on the cover of your offering circular to update the number of shares to include the Bonus Shares, update the assumed offering price to the public to reflect $2.20 per share, update the transaction fee, which is a percentage of the price per share, update the per share plus transaction fee value, and make any corresponding updates to the Broker-Dealer Discounts and Commissions column. Ensure this is consistent throughout the offering circular.

Response: In response to this comment, the Company respectfully advises the Staff that it has updated the requested disclosure throughout the offering circular, as requested by the Staff, and is now consistent throughout the offering circular.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at (212) 398-1493.

Sincerely,

/s/ Darrin Ocasio
Darrin Ocasio, Esq.
Sichenzia Ross Ference Carmel LLP

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